Exhibit 99.1

China New Borun Announces Fourth Quarter and Full-Year 2014 Unaudited Financial Results

Beijing, China, March 5, 2015 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the fourth quarter and full-year ended December 31 2014.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Due to the weakened macro-economics and the soft demand for the entire edible alcohol industry which pressured average selling price for our edible alcohol and related by-products. Correspondingly, we reduced fourth quarter production volume to preserve profitability and took the opportunity to temporarily shut down in late December in order to fine-tune our production equipment.

Although the challenging conditions may persist in the first half of 2015, we remain committed to continuing our corn pre-sourcing plans, improving production efficiency, and growing CPE revenue. We are proud that despite the tough environment, Borun has consistently delivered positive quarterly net income in each and every quarter over the past five years. We are confident to sustain this impressive earnings consistency.” Mr. Wang concluded.

Fourth Quarter 2014 Quick View

•	Total revenue decreased 7.3% to RMB610.0 million ($99.7 million[1]) from RMB657.8 million in the fourth quarter of 2013.

•	Gross profit decreased 27.6% to RMB56.9 million ($9.3 million) from RMB78.6 million in the fourth quarter of 2013.

•	Net income decreased 57.1% to RMB13.1 million ($2.1 million) from RMB30.5 million in the fourth quarter of 2013.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.51 ($0.08) for the quarter ended December 31, 2014. Each ADS represents one of the Company's ordinary shares.

Fourth Quarter 2014 Financial Performance

For the fourth quarter of 2014, revenue decreased by 7.3% year-over-year to RMB610.0 million ($99.7 million) from RMB657.8 million in the same period of 2013. The decrease in revenue was mainly due to the decrease in the average selling price and lower sales volume in edible alcohol and its by-products.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the year ended December 31, 2014 were made at a rate of RMB6.1190 to USD1.00, the rate published by the People’s Bank of China on December 31, 2014. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 6.0% to RMB409.3 million ($66.9 million) in the fourth quarter of 2014, compared to RMB435.4 million in the fourth quarter of 2013. The sales volume of edible alcohol in the fourth quarter of 2014 decreased by 4.9% year-over-year to 78,690 tons, while the average selling price of edible alcohol decreased by 1.1% year-over-year to RMB5,201 per ton.

•	Revenue from DDGS Feed decreased by 14.1% to RMB130.7 million ($21.3 million) in the fourth quarter of 2014, compared to RMB152.1 million in the fourth quarter of 2013. The sales volume of DDGS Feed in the fourth quarter of 2014 decreased by 7.7% year-over-year to 62,690 tons, while the average selling price decreased by 6.9% year-over-year to RMB2,085 per ton.

•	Revenue from liquid carbon dioxide decreased by 29.6% to RMB8.3 million ($1.4 million) in the fourth quarter of 2014, compared to RMB11.9 million in the fourth quarter of 2013. The sales volume of liquid carbon dioxide in the fourth quarter of 2014 increased by 10.3% year-over-year to 31,410 tons, however the average selling price decreased by 36.1% year-over-year to RMB266 per ton.

•	Revenue from crude corn oil decreased by 17.1% to RMB43.5 million ($7.1 million) in the fourth quarter of 2014, compared to RMB52.4 million in the fourth quarter of 2013. The sales volume of crude corn oil in the fourth quarter of 2014 decreased by 5.4% year-over-year to 6,560 tons, while the average selling price decreased by 12.4% year-over-year to RMB6,626 per ton.

•	Revenue from CPE increased by 230.7% to RMB16.5 million ($2.7 million) in the fourth quarter of 2014, compared to RMB5.0 million in the fourth quarter of 2013. The sales volume of CPE in the fourth quarter of 2014 increased by 243.6% year over year to 1,900 tons, while the average selling price decreased by 3.8% to RMB8,718 per ton.

•	Revenue from foam insulation increased by 304.5% to RMB1.7 million ($0.3 million) in the fourth quarter of 2014, compared to RMB0.4 million in the fourth quarter of 2013. The sales volume of foam insulation in the fourth quarter of 2014 increased by 307.0% year over year to 1,530 cubic meters, while the average selling price decreased slightly by 0.6% to RMB1,094 per cubic meter.

During the fourth quarter of 2014, gross profit decreased by 27.6% to RMB56.9 million ($9.3 million) from RMB78.6 million in the same period of 2013. Gross margin for the fourth quarter of 2014 decreased to 9.3%, from 11.9% in the same period of 2013, which was primarily attributable to a decrease in average selling price of edible alcohol and its by-products.

Operating income decreased by 32.4% to RMB44.3 million ($7.2 million) in the fourth quarter of 2014, from RMB65.6 million in the same period of 2013, primarily due to lower gross profit earned.

Selling expenses were RMB1.0 million ($0.2 million) in the fourth quarter of 2014, decreased by RMB0.4 million, or 24.7% from RMB1.4 million in the same period of 2013.

General and administrative expenses decreased slightly by RMB0.1 million, or 0.9% to RMB11.5 million ($1.9 million) in the fourth quarter of 2014, from RMB11.6 million in the same period of 2013.

Income tax expenses in the fourth quarter of 2014 were RMB4.4 million ($0.7 million), representing an effective tax rate of 25.0%.

Net income decreased by 57.1% to RMB13.1 million ($2.1 million) in the fourth quarter of 2014, compared to RMB30.5 million in the same quarter of 2013. In the fourth quarter of 2014, basic and diluted earnings per share and per ADS were RMB0.51 ($0.08), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of December 31, 2014, cash and bank deposits of RMB830.4 million ($135.7 million) increased by RMB309.1 million, compared with RMB521.3 million as of December 31, 2013. Cash flows used in operating activities for the fourth quarter of 2014 were RMB14.5 million ($2.4 million).

Full Year 2014 Financial Performance

For the year ended December 31, 2014, total revenue increased 7.9% year-over-year to RMB2.4 billion ($397.7 million), from RMB2.3 billion for the year ended December 31, 2013. Gross profit increased 6.0% year-over-year to RMB260.4 million ($42.6 million), from RMB245.7 million for the year ended December 31, 2013. Income from operations increased 6.6% year-over-year to RMB212.1 million ($34.7 million), from RMB198.9 million for the year ended December 31, 2013. Net income decreased 0.4% year-over-year to RMB79.2 million ($12.9 million), from RMB79.5 million for the year ended December 31, 2013. Basic and diluted earnings per ordinary share and per ADS decreased to RMB3.08 ($0.50), from RMB3.09 in the prior year. Weighted average number of basic and diluted shares outstanding was approximately 25.7 million in 2014.

Financial Outlook

The Company estimates that its revenue for the first quarter of 2015 will be in the range of RMB510 million ($83.3 million) to RMB550 million ($89.9 million), a decrease of approximately 18.5% to a decrease of 12.1% over the same quarter of 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Friday, March 6, 2015 (9:00 p.m. Beijing time on Friday, March 6, 2015) to discuss the results and highlights from the fourth quarter and full year of 2014 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	89415866

A replay of the webcast will be accessible through March 14, 2015 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	89415866

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2014
	RMB	RMB	US$
Assets
Cash	521,270,799	830,430,168	135,713,379
Restricted cash	42,040,667	62,370,000	10,192,842
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	358,463,468	531,480,981	86,857,490
Available-for-sale securities	16,783,869	—	—
Inventories	353,206,120	496,754,625	81,182,321
Advance to suppliers	276,245,034	52,577,513	8,592,501
Other receivables	58,510,165	73,593,217	12,027,001
Prepaid expenses	3,773,980	4,562,333	745,601
Deferred income tax assets	248,712	—	—
Total current assets	1,630,542,814	2,051,768,837	335,311,135
Property, plant and equipment, net	1,143,722,628	1,096,055,659	179,123,330
Land use right, net	138,944,251	136,125,360	22,246,341
Intangible assets, net	9,648,771	5,822,528	951,549
Other non-current assets	10,697,712	5,562,810	909,104
Total assets	2,933,556,176	3,295,335,194	538,541,459

Liabilities and shareholders’ equity
Trade accounts payable	29,272,232	17,055,679	2,787,331
Accrued expenses and other payables	106,574,084	86,729,443	14,173,794
Income taxes payable	9,119,258	6,205,515	1,014,139
Short-term borrowings	620,200,000	901,000,000	147,246,282
Current portion of long-term borrowings	24,000,000	24,000,000	3,922,210
Total current liabilities	789,165,574	1,034,990,637	169,143,756
Long-term borrowings	48,000,000	84,000,000	13,727,733
Bonds Payable	500,000,000	500,000,000	81,712,698
Total liabilities	1,337,165,574	1,618,990,637	264,584,187

Shareholders’ equity
Ordinary share – (December 31, 2013 and 2014: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,504,688
Retained earnings – appropriated	126,356,029	134,277,095	21,944,287
Retained earnings – unappropriated	1,002,921,340	1,074,210,923	175,553,346
Accumulated other comprehensive loss	(1,194,550)	(451,244)	(70,774)
Total shareholders’ equity	1,596,390,602	1,676,344,557	273,957,272
Total liabilities and shareholders’ equity	2,933,556,176	3,295,335,194	538,541,459

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2013	September 30, 2014	December 31, 2014
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	657,782,689	529,187,562	610,013,951	99,691,772
Cost of goods sold	579,206,629	483,683,441	553,101,972	90,390,909
Gross profit	78,576,060	45,504,121	56,911,979	9,300,863
Operating expenses:
Selling	1,387,878	1,085,428	1,045,480	170,858
General and administrative	11,625,578	10,705,813	11,521,209	1,882,858
Total operating expenses	13,013,456	11,791,241	12,566,689	2,053,716
Operating income	65,562,604	33,712,880	44,345,290	7,247,147

Other (income) expenses:
Interest income	(937,588)	(469,678)	(1,074,378)	(175,581)
Interest expense	25,226,848	25,407,558	24,757,422	4,045,992
Others, net	659,948	983,190	3,231,807	528,159
Total other expense, net	24,949,208	25,921,070	26,914,851	4,398,570
Income before income taxes	40,613,396	7,791,810	17,430,439	2,848,577
Income tax expense	10,156,353	1,947,952	4,357,609	712,145
Net income	30,457,043	5,843,858	13,072,830	2,136,432

Earnings per share:
Basic and diluted	1.18	0.23	0.51	0.08
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2013	December 31, 2014
	(RMB)	(RMB)	(US$)

Revenues	2,254,970,152	2,433,820,369	397,748,058
Cost of goods sold	2,009,229,511	2,173,381,791	355,185,781
Gross profit	245,740,641	260,438,578	42,562,277
Operating expenses:
Selling	5,160,405	4,880,386	797,579
General and administrative	41,645,512	43,421,610	7,096,194
Total operating expenses	46,805,917	48,301,996	7,893,773
Operating income	198,934,724	212,136,582	34,668,504

Other (income) expenses:
Interest income	(3,850,272)	(2,707,003)	(442,393)
Interest expense	95,601,270	102,884,972	16,814,017
Others, net	505,384	6,344,415	1,036,839
Total other expense, net	92,256,382	106,522,384	17,408,463
Income before income taxes	106,678,342	105,614,198	17,260,041
Income tax expense	27,150,033	26,403,549	4,315,010
Net income	79,528,309	79,210,649	12,945,031

Earnings per share:
Basic and diluted	3.09	3.08	0.50
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000